UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001 -12
Corporate Registry ID (NIRE) #35.300.027.795
Publicly-held Company
Annual and Special Stockholders’ Meetings
Call Notices

The stockholders of this Company are invited to gather in the Annual and Special Stockholders’ Meetings to be held cumulatively on March 27th, 2006, at 4:00 p.m., at the Company’s headquarters located at Cidade de Deus, Vila Yara, Osasco, São Paulo, 5th floor, Salão Nobre, Prédio Novo, in order to:

Annual Stockholders’ Meeting:

1.
approve the Administrators' accounts, to examine, discuss and vote the Management Report, the Financial Statements, including the allocation of Net Income, the Independent Auditors and Fiscal Council's Reports and the Summary of Audit Committee Report, related to the fiscal year ended on 12.31.2005;

2.
elect the Board of Directors’ members, being necessary, under the terms of the Instructions 165, as of 12.11.91, and 282, as of 6.26.98 issued by CVM (Securities and Exchange Commission of Brazil), a minimum percentage of 5% as interest in the voting capital in order to the stockholders be allowed to request the adoption of multiple vote process;

3.	elect the Fiscal Council’s members, under the terms of the Article 161 of the Law # 6,404/76;

4.	set forth the Administrators’ global annual compensation, pursuant to the provisions of the Company’s Bylaws.

Special Stockholders’ Meeting:

1.	examine the Board of Directors’ proposals:

	a)	to cancel stocks held in treasury, representing its own Capital Stock, without reducing it;

	b)	to change the already existing Ethical Conduct Committee into a statutory body, aligning it to the best Corporate Governance practices;

2.	consolidate the Bylaws in order to reflect the proposals mentioned in the previous item

Documents Available to Stockholders: this Call Notices and the Board of Directors’ Proposals are made available to stockholders at the Stocks and Custody Department of Bradesco, Depositary Financial Institution of the Companies’ Stocks, located at Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, and they can also be viewed on the Website www.bradesco.com.br - Corporate Governance Section - Corporate Documents.

Cidade de Deus, Osasco, SP, March 7th, 2006

Lázaro de Mello Brandão
Board of Directors’ Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15 th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.